Exhibit 21

WENDY’S INTERNATIONAL, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of incorporation or organization
	Country	State
Wendy’s Old Fashioned Hamburgers of New York, Inc.	U.S.	Ohio
Wendy Restaurant, Inc.	U.S.	Delaware
Wendy’s of Denver, Inc.	U.S.	Colorado
Wendy’s Restaurants of Canada, Inc.	Canada
Wendy’s of N.E. Florida, Inc.	U.S.	Florida
Wendy’s Old Fashioned Hamburger Restaurants Pty. Ltd.	Australia
The New Bakery Co. of Ohio, Inc.	U.S.	Ohio
NBCO Maintenance Corporation	U.S.	Ohio
BDJ 71112, LLC	U.S.	Ohio
Scioto Insurance Company	U.S.	Vermont
Oldemark LLC	U.S.	Vermont
Restaurant Finance Corporation	U.S.	Ohio
WBT GC, LLC	U.S.	Colorado
The Wendy’s National Advertising Program, Inc.	U.S.	Ohio
Wendy’s Canadian Advertising Program Inc.	Canada
256 Gift Card Inc.	U.S.	Colorado
Wendy’s Restaurants (Asia) Limited	China